

Mail Stop 3561

December 29, 2009

Via Fax & U.S. Mail

Mr. Mathias Barton
Chief Financial Officer
3400 East Walnut Street
Colmar, Pennsylvania 18915

> **Re:** **Dorman Products, Inc.**
> **Form 10-K for the year ended December 27, 2008**
> **Filed March 6, 2009**
> **File No. 000-18914**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2009**
> **File No. 000-18914**

Dear Mr. Barton:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. Mathias Barton
Dorman Products, Inc.
December 29, 2009
Page 2

Form 10-K for the year ended December 27, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

1. We note your discussion of current economic conditions that have affected your business, including a slowdown of global economic activity, instability in the financial markets, increased operating costs, lower demand for your products, and consolidation in the automotive aftermarket. In future filings, please revise your "Risk Factors" section to include a discussion of the risks associated with these economic conditions, if applicable, as well as all other material risks to your business.

Notes to the Financial Statements

General

2. We note from your disclosure in Note 1 that warranty expense has continued to increase over the last three years. We also note that in your letter dated April 16, 2008, responding to SEC Staff comments on the Form 10-K for the year ended December 31, 2007, you indicated that the notes to the financial statements in future filings would be revised to include the reconciliations of changes in liabilities for product warranties, as required by paragraph 14b of FIN No. 45. However, this disclosure does not appear to be in the notes to the financial statements in the Form 10-K for the year ended December 31, 2008. As previously requested, please revise future filings to include these required disclosures.

Note 11. Capital Stock

3. We note your disclosure that the expected life assumption used in the Black-Scholes model was calculated using the simplified method prescribed by SAB No. 107. However, we also note that SAB 107 indicates that more detailed information about exercise behavior will, over time, become readily available to companies and as such, the Staff does not expect that such a simplified method would be used for share option grants once more detailed information becomes available. Please explain to us why you believe it is appropriate to continue to use the simplified method for your expected life assumption for the year ended December 31, 2008 and also through the quarter ended September 30, 2009. As part of your response, please tell us when you expect to end the use of the simplified method for this assumption.

Supplementary Financial Information

Quarterly Results of Operations (Unaudited), page 35

4. We note that in regards to our prior review of the Company's Form 10-K for the year ended December 31, 2007, you responded in a letter on April 16, 2008 that you would revise your section on quarterly results of operations to discuss or cross-reference to a discussion of any material or unusual changes that impacted the results of operations for the quarters presented. In light of the fact that your disclosure in your 2008 10-K includes quarters during the year ended December 31, 2007 in which you incurred goodwill impairment charges, we would expect that a discussion or cross-reference to a discussion of these types of unusual events would have been made. Please confirm that you will revise future filings accordingly.

Definitive Proxy Statement on Schedule 14A

Executive Bonus Plan, page 9

5. We note that no amounts were earned under your Executive Bonus Plan for fiscal year 2008. In light of the fact that you did not meet your earnings targets, please disclose the basis for awarding discretionary bonuses to your executives. Disclose, for example, the material factors you considered in determining that based on each executive officer's "contribution, responsibility, and performance," discretionary bonuses were earned.

The Process of Establishing Executive Compensation, page 12

6. We note that you use benchmarking as a factor in setting executive compensation levels. Please identify the companies against which you benchmark. Refer to Item 402(b)(xiv) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a

Mr. Mathias Barton
Dorman Products, Inc.
December 29, 2009
Page 4

statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(215) 997-6031